August 26, 2019

Ascher Shmulewitz
Chief Executive Officer
Therapix Biosciences Ltd.
4 Ariel Sharon Street
HaShahar Tower, 16th Floor
Givatayim 5320047, Israel

       Re: Therapix Biosciences Ltd.
           Registration Statement on Form F-3
           Filed August 22, 2019
           File No. 333-233417

Dear Dr. Shmulewitz:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-3

General

1. We note the arbitration provision in Section 22(c)(3) of your Articles of Association filed as Exhibit 4.1 to your registration statement. Please revise your prospectus to describe the arbitration provision and to clarify, if true, that the arbitration provision is not mandatory and does not apply to claims brought under the United States federal securities laws.
2. We note that you have filed the Form of Amended and Restated Depositary Agreement as
       Exhibit 4.2 to your registration statement. Please revise to file a copy of the executed Depositary Agreement.

       We remind you that the company and its management are responsible for the accuracy
 Ascher Shmulewitz
Therapix Biosciences Ltd.
August 26, 2019
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Sonia Bednarowski at 202-551-3666 or Dietrich King at 202-551-8071
with any questions.



FirstName LastNameAscher Shmulewitz                        Sincerely,
Comapany NameTherapix Biosciences Ltd.
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Corporation Finance
August 26, 2019 Page 2                                     Office of Healthcare
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